EXHIBIT 99.1

November 7, 2024

Sandstorm Gold Royalties Announces 2024 Third Quarter Results

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) has released its financial results for the third quarter ended September 30, 2024 (figures in U.S. dollars unless otherwise indicated).

Financial Highlights

•	$44.7 million of revenue compared to $41.3 million in Q3 2023;
•	17,359 attributable gold equivalent ounces[1] compared to 21,123 ounces in Q3 2023;
•	$37.0 million in cash flows from operating activities, excluding changes in non-cash working capital[1], compared to $33.9 million in Q3 2023;
•	Cash operating margins[1] of $2,215 per attributable gold equivalent ounce, compared to $1,699 per ounce in Q3 2023, marking the second consecutive quarter of record operating margins; and
•	$5.8 million of net income compared to net income of $0.01 million in Q3 2023.

Corporate Updates

First Gold Deliveries and Commercial Production at Greenstone

The Company received the first gold deliveries under its Greenstone gold stream following the mine’s first gold pour in May 2024. Equinox Gold Corp. (“Equinox Gold”) reported that Greenstone produced 42,400 ounces of gold in the third quarter and announced commercial production on November 6, 2024.

Balance Sheet Deleveraging

The Company continues to focus on deleveraging its balance sheet following several royalty and stream acquisitions in 2022. For the nine months ended September 30, 2024, the Company made net repayments of $56 million on its revolving credit facility. As of November 7, 2024, a balance of $369 million remains outstanding on the credit facility with an undrawn and available balance of $256 million.

Capital Allocation

As part of the Company’s commitment to returning capital back to shareholders, the Company purchased approximately 1.1 million common shares for total consideration of $6.1 million during the nine months ended September 30, 2024.

In September 2024, the Company declared a dividend of C$0.02 per share, which was paid on October 25, 2024.

Outlook

Based on the Company’s existing streams and royalties and the year-to-date outperformance of gold prices relative to other commodities, attributable gold equivalent ounces for 2024 are forecasted to be between 70,000 and 75,000 ounces. The Company’s production forecast is expected to reach approximately 125,000 attributable gold equivalent ounces within the next five years, based solely on streams and royalties that the Company has bought and paid for.

Financial Results

For the three months ended September 30, 2024, the Company realized quarterly revenue of $44.7 million compared to $41.3 million for the comparable period in 2023. Approximately 70% of the Company’s revenue in the third quarter was attributable to precious metals, 22% from copper, and 8% from other commodities.

	Revenue (in millions)	Gold Equivalent Ounces
Precious Metals	$31.4	12,472
Copper	$9.6	3,417
Other	$3.7	1,470
Total	$44.7	17,359

When compared to the same period in 2023, the increase in revenue was driven by a 31% increase in the average realized selling price of gold partially offset by an 18% decrease in attributable gold equivalent ounces sold. Increased revenue was primarily supported by higher prices for the Company’s principal commodities of gold, silver, and copper. However, the outperformance of gold prices relative to silver, copper, and iron ore prices drove a decrease of gold equivalent ounces year-over-year. In addition, year-over-year gold equivalent ounces were impacted by the restructuring of the Company’s stream interests at Mercedes, expected lower grades at Cerro Moro, and lower revenues at Copper Mountain due to true-up payments recognized in the third quarter of 2023. Offsetting these changes, the Company realized higher deliveries from its Bonikro stream and maiden deliveries from Greenstone as noted above. Greenstone deliveries are expected to improve in the coming quarters as the mine ramps-up to commercial production levels.

The Company had cash operating margins of $2,215 per attributable gold equivalent ounce (compared to $1,699 per ounce for the comparable period in 2023), marking the second consecutive quarter of record operating margins. Cash flows from operating activities excluding changes in non-cash working capital for the three months ended September 30, 2024, were $37.0 million (compared to $33.9 million in the third quarter of 2023) and the Company realized net income of $5.8 million (compared to $0.01 million for the comparable period in 2023). The change was driven by a $3.4 million increase in revenue as described above, a $2.4 million decrease in depletion expense which was in line with the decrease in attributable gold equivalent ounces sold, and a $1.1 million decrease in finance expense resulting from repayments of the Company's revolving credit facility, which had an outstanding balance of $456 million as at September 30, 2023 and $379 million as at September 30, 2024. The increase in cash flows was partially offset by a $1.2 million increase in income tax expense.

Stream & Royalty Portfolio

During the third quarter of 2024, the Company sold 17,359 gold equivalent ounces attributable to its diversified streaming and royalty portfolio. Approximately 17% of the gold equivalent ounces sold were attributable to mines located in Canada, 14% from the rest of North America, 50% from South America, and 19% from other countries.

	Revenue (in millions)	Gold Equivalent Ounces
Canada	$7.5	2,996
North America excl. Canada	$6.3	2,431
South America	$22.9	8,715
Other	$8.0	3,217
Total	$44.7	17,359

Canada

Streams and royalties on Canadian mines contributed approximately 18% less revenue and 37% less gold equivalent ounces to Sandstorm when compared to the third quarter of 2023. The change was primarily driven by a decrease in attributable gold equivalent ounces sold from the Copper Mountain mine in British Columbia, whereby Sandstorm received a true-up payment in the third quarter of 2023. The decrease was partially offset by gold ounces attributable to the Greenstone mine in Ontario, which began making deliveries under the stream in the third quarter of 2024.

Greenstone GOLD MINE

Following the first gold pour in May 2024, Equinox Gold announced commercial production at its Greenstone gold mine on November 6, 2024, based on operating progress achieved in October. Equinox Gold reported that Greenstone produced 42,400 ounces of gold in the third quarter at an average recovery rate of 79%. Throughput steadily increased through October and, as of November 5th, the trailing 20-day throughput averaged over 20,400 tonnes per day, representing 76% of design. At full production, Equinox Gold anticipates Greenstone to produce 390,000 ounces annually in the first five years of operation. Longer-term, Equinox Gold continues to evaluate opportunities to extend Greenstone’s mine life, with open-pit and underground inferred resources of more than 3 million ounces. Trade-off studies to evaluate mining of the underground resource down-plunge from the open pit are currently planned for 2025. For more information, visit www.equinoxgold.com. Sandstorm holds a gold stream on the Greenstone mine whereby the Company is entitled to purchase 2.375% of gold produced at the mine until 120,333 ounces are delivered, and 1.583% of gold produced thereafter.

North America Excluding Canada

North American mines outside of Canada contributed approximately 6% less revenue and 31% less gold equivalent ounces when compared to the third quarter of 2023. The change was primarily driven by a decrease in ounces attributable to the Company's Mercedes gold and silver streams resulting from the expected conclusion of certain fixed gold deliveries and the restructuring of Sandstorm’s remaining gold and silver streams that closed in January 2024. The decrease was partially offset by a $3.4 million increase in revenue attributable to the Relief Canyon stream, which occurred as a result of delivery delays and timing of sales in the third quarter of 2023, compared to the regular quarterly entitlement of gold ounces delivered under the Relief Canyon stream during the third quarter of 2024.

Robertson (Cortez Complex)

In October 2024, the final Environmental Impact Statement for the Robertson project in Nevada was published by the U.S. Bureau of Land Management, which was followed by a public review period. Nevada Gold Mines (“NGM”)—a joint venture between Barrick Gold Corp. (“Barrick”) and Newmont Corporation—expects first production at Robertson to occur in 2027, subject to permitting. Barrick qualifies Robertson as an emerging “Tier Two” gold asset which Barrick defines as having reserve potential to deliver a minimum 10-year mine life, annual production of at least 250,000 ounces of gold, and total cash costs per ounce of gold over the mine life that are in the lower half of the industry cost curve. For more information visit www.barrick.com. Sandstorm has a 1.0%–2.25% sliding scale net smelter returns (“NSR”) royalty on the Robertson project. At current gold prices, Sandstorm expects the high-end of the sliding scale would apply to its royalty.

South America

Operations in South America contributed 12% more revenue and 15% less gold equivalent ounces sold when compared to the third quarter of 2023. The increase in revenue was partially driven by stronger royalty revenues from the Fruta del Norte mine in Ecuador and a 55% increase in the number of pounds of copper sold from the Chapada copper mine in Brazil, which benefited from an 18% increase in the average selling price of copper compared to the same period in 2023. Expected lower grades due to mine sequencing at the Cerro Moro mine in Argentina resulted in decreased silver ounces sold under the Cerro Moro silver stream. The decrease was partially offset by a 33% year-over-year increase in the average realized selling price of silver during the third quarter.

Fruta del Norte

Lundin Gold Inc. (“Lundin Gold”) recently announced additional drill results and an expanded near-mine drilling program, with recent intercepts continuing to delineate the new Bonza Sur gold deposit (discovered in 2023) at the Fruta del Norte mine (“FDN”). A metallurgical study is planned for 2024 and a maiden Mineral Resource Estimate for the Bonza Sur deposit is expected by mid-2025. As part of a recent Investor Day, Lundin Gold highlighted the opportunity for Bonza Sur to be its second producing deposit within the La Zarza mining concession and expects a Preliminary Economic Assessment (“PEA”) on Bonza Sur to be completed by the end of 2025. For more information, visit www.lundingold.com. Sandstorm holds a 0.9% NSR royalty on the precious metals produced at FDN, which includes the Bonza Sur deposit.

Aurizona

Mining has resumed at the Aurizona mine in Brazil following the displacement of material at the mine’s Piaba pit in March 2024 caused by persistent heavy rains. Equinox Gold reported that the processing plant at Aurizona was idle for May and June but restarted in July. Mining of the Tatajuba deposit, which was originally planned to start in the fourth quarter of 2024, commenced in May and is expected to provide most of the ore feed for the remainder of 2024. For more information, visit www.equinoxgold.com. Sandstorm has a sliding scale NSR royalty on the Aurizona mine based on the price of gold. At gold prices above $2,000 per ounce, the royalty is a 5% NSR.

Other

Streams and royalties on mines in other countries contributed approximately 62% more revenue and 25% more gold equivalent ounces sold when compared to the third quarter of 2023, largely driven by increases in royalty revenue attributable to the Ivrindi mine in Türkiye and the number of gold ounces sold from the Bonikro mine in Côte d’Ivoire.

Bonikro

In the third quarter, Allied Gold Corporation (“Allied”) closed a third party $53 million financing package for advancement initiatives at its Côte d’Ivoire Complex, which includes the Bonikro and Agbaou gold mines. The financing will support the advancement of highly prospective sites with Allied allocating a total of $16.5 million in 2024 to advance high priority targets such as Oume, Akissi-So, Agbalé, and others, which are located within Sandstorm’s Bonikro stream claim. Allied expects to accelerate projects that aim to optimize operations, extend mine life, and increase asset value by unlocking additional upside potential. See www.alliedgold.com for more information. Sandstorm has a gold stream on Bonikro whereby the Company will receive 6% of gold produced at the mine until 39,000 ounces are delivered, then 3.5% of gold produced until a cumulative 61,750 ounces of gold have been delivered, then 2% thereafter. The Company currently expects the delivery drop down to the 3.5% level to occur in the second half of 2025.

Platreef

Ivanhoe Mines Ltd. (“Ivanhoe”) has completed the Phase 1 concentrator at its Platreef PGM project in South Africa. In line with Platreef’s optimized development plan schedule, the concentrator will be placed on care and maintenance until the second half of 2025 as Shaft #1 prioritizes waste hoisting to support and accelerate the development of Phase 2. An updated Feasibility Study for Phase 2 and a PEA for the Phase 3 expansion are underway and expected to be complete in the first quarter of 2025. For more information, visit www.ivanhoemines.com. Sandstorm holds a gold stream on the Platreef project whereby Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, then 30% of payable gold produced until an aggregate of 256,980 ounces are delivered, then 1.875% thereafter if certain conditions are met.

Webcast & Conference Call Details

A conference call will be held on Friday, November 8, 2024, starting at 8:30am PST to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 437-900-0527
North American Toll-Free: (+1) 888-510-2154

Conference ID: 87406
Webcast URL:  https://app.webinar.net/dpZeMJ5W6Y8

Note 1

Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards” or "IFRS") including, (i) total sales, royalties, and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital.

(i)	Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents Total Sales, Royalties and Income from other interests as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry.
(ii)	Attributable gold equivalent ounce is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Attributable gold equivalent ounce is calculated by dividing the Company’s total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company’s gold streams for the same respective period. The Company presents Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
(iii)	Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

(iv)	Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company’s gold streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.
(v)	Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure that is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Refer to pages 32–34 of the Company’s MD&A for the quarter ended September 30, 2024, which is available on SEDAR+ at www.sedarplus.com, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Erfan Kazemi	Mark Klausen
Chief Financial Officer	Corporate Communications
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2023 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.